UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health Profit Sharing, Retirement and Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health Profit Sharing, Retirement and Savings Plan

As of and for the Years Ended December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01
Exhibit 23.01

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee of the
Cardinal Health Profit Sharing, Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 22, 2005

Cardinal Health Profit Sharing, Retirement and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31
	2004	2003

Assets

Investments in Master Trust	$1,427,120,679	$636,625,781

Investments (see Note 3)	—	668,295,053

Participant loans	49,525,105	43,509,608

Cash	1,003,982	880,491

Receivables:
Company contributions	28,529,510	728,100
Participant contributions	3,071,320	1,458,023
Interest	104,029	—

Total receivables	31,704,859	2,186,123

Net assets available for benefits	$1,509,354,625	$1,351,497,056

The accompanying notes are an integral part of these financial statements.

Cardinal Health Profit Sharing, Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:

Interest and dividend income	$8,684,892	$8,448,221
Net appreciation in fair value of investments	32,037,139	80,283,070
Plan’s interest in Master Trust net investment gain	61,126,552	67,576,716

Total investment income	101,848,583	156,308,007

Contributions:
Company	61,690,900	81,110,681
Participant	91,958,370	77,834,813
Other	1,398,729	—

Total contributions	155,047,999	158,945,494

Assets transferred from other qualified plans	20,138,491	44,650,559

Total additions	277,035,073	359,904,060

Deductions from net assets attributed to:

Benefits paid to participants	117,731,312	114,032,289
Administrative expenses	1,446,192	1,019,568

Total deductions	119,177,504	115,051,857

Net increase	157,857,569	244,852,203

Net assets available for benefits:

Beginning of year	1,351,497,056	1,106,644,853

End of year	$1,509,354,625	$1,351,497,056

The accompanying notes are an integral part of these financial statements.

Cardinal Health Profit Sharing, Retirement and Savings Plan

Notes to Financial Statements
As of and for the Years Ended December 31, 2004 and 2003

1.	DESCRIPTION OF PLAN

General

The Cardinal Health Profit Sharing, Retirement and Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed one month of service, as defined. Effective January 1, 2005, the Plan was renamed as the Cardinal Health 401(k) Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company. At December 31, 2003, certain Plan investments were not included in the Master Trust. At December 31, 2004, all of the Plan’s investments were included in the Master Trust.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company had previously established a Benefits Policy Committee (the “Committee”) that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee that assumed the responsibilities for the general operation and administration of the Plan in 2005.

During 2004, the Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan trustee, record keeper and asset custodian to Fidelity Management Trust Company (“Fidelity”).

Contributions

Contributions to the Plan may consist of participant contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions. Participants may contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may contribute up to an additional $3,000 during 2004 and $2,000 during 2003 as a catch-up contribution. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, allocations of the Company’s contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts in participant accounts are participant-directed.

Vesting

Participants are vested immediately in their elective contributions, plus actual earnings. Vesting in the Company’s contributions is based on years of continuous service. A participant is 100% vested in the Company’s contributions after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined, while employed by the Company. During 2004, the Plan was amended to provide partial vesting of Company contributions to eligible employees with more than one year, but less than three years vesting service who are terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee. Forfeitures used to reduce Company contributions and pay reasonable expenses were $9,412,241 and $3,349,091 during 2004 and 2003, respectively. At December 31, 2004 and 2003, forfeited non-vested accounts were $1,550,410 and $947,786, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant’s account and bear interest at Prime plus 1% set monthly for the life of the loan, subject to changes by the Committee. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59½, as defined. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the trustee using quoted market prices. Participant loans are valued at contract value plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

3.	INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2004		2003

Investments in Master Trust	$1,427,120,679		$636,625,781

Mutual funds:

Dodge & Cox Stock Fund - 0 and 1,080,507 shares, respectively	—	*	122,940,050

Columbia Acorn USA Fund Z - 0 and 3,623,350 shares, respectively	—	*	76,126,578

Cardinal Health, Inc. common shares - 0 and 5,238,941 shares, respectively	—	*	320,413,646

* Shown for comparative purposes only

Net appreciation (depreciation) in the fair value of investments was as follows:

	2004	2003

Mutual funds	$45,398,706	$66,625,183
Cardinal Health, Inc. common shares	(13,361,567)	13,657,887

Total net appreciation in the fair value of investments	$32,037,139	$80,283,070

4.	ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily using quoted market prices and are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statement of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.

The assets in the Master Trust were as follows:

	December 31
	2004	2003

Investments, at fair value:
Mutual funds	$734,740,375	$139,473,081
Common collective trusts	478,844,061	528,517,519
Cardinal Health, Inc. common shares	326,734,465	—
Cash	1,179,969	—

Total net assets in Master Trust	$1,541,498,870	$667,990,600

The investment income of the Master Trust was as follows:

	2004	2003

Dividend and interest income	$18,355,879	$12,865,382

Net appreciation in the fair value of investments:
Mutual funds	17,897,256	20,064,958
Common collective trusts	26,491,647	36,919,358
Cardinal Health, Inc. common shares	1,979,070	—

Net appreciation in the fair value of investments	46,367,973	56,984,316

Total investment income of Master Trust	$64,723,852	$69,849,698

The Plan’s share of investments in the Master Trust was 93%, or $1,427,120,679, and 95%, or $636,625,781, at December 31, 2004 and 2003, respectively. The Plan’s share of cash in the Master Trust was 85%, or $1,003,982 at December 31, 2004.

5.	INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated October 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	RISKS AND UNCERTAINTIES

The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTIES-IN-INTEREST

Certain Plan investments held by the Master Trust at December 31, 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the trustee as defined by the Plan, and, therefore, transactions involving these funds were considered party-in-interest transactions.

The Plan’s holdings of $278,221,349 of Cardinal Health, Inc. common shares were held by the Master Trust at December 31, 2004. The Plan held $320,413,646 of Cardinal Health, Inc. common shares at December 31, 2003.

9.	ASSET TRANSFERS

As a result of acquisitions by the Company and transfers of assets from other qualified plans, the following net assets available for benefits were transferred into (out of) the Plan during 2004 and 2003:

August 2, 2004	Beckloff Associates, Inc. 401(k) Profit Sharing Plan	$1,507,383

August 2, 2004	Merit Resources, Inc. 401(k) Savings Plan	1,353,462

August 2, 2004	Snowden Pencer 401(k) Profit Sharing Plan	1,343,889

December 17, 2004	Cardinal Health Prior Retirement Accounts Plan	9,018,351

December 17, 2004	Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees	7,095,729

Multiple	Inter-plan transfers between Cardinal Health, Inc. qualified plans	(180,323)

	Assets transferred from other qualified plans during 2004	20,138,491

February 2, 2003	Boron, Lepore & Associates Profit Sharing Plan	4,270,895

February 3, 2003	Profit Sharing Plan for Bindley Western, Inc. & Subsidiaries	33,988,965

February 3, 2003	Allegiance Retirement Plan for Union Employees of Hayward, California	1,387,520

February 5, 2003	Magellan Laboratories, Inc. 401(k) Plan	5,435,804

Multiple	Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees	(432,625)

	Assets transferred from other qualified plans during 2003	$44,650,559

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$1,509,354,625	$1,351,497,056

Less: Deemed distributions of participant loans	(2,993,114)	(1,017,428)

Less: Amounts allocated to withdrawing participants at December 31, 2004	(630,153)	—

Less: Interest receivable	(104,029)	—

Less: Loans previously deemed distributed prior to current year	—	(1,600)

Net assets available for benefits per Form 5500	$1,505,627,329	$1,350,478,028

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2004	2003

Net increase in assets per the financial statements	$157,857,569	$244,852,203

Less: Deemed distributions of participant loans	(1,974,086)	(1,017,428)

Less: Amounts allocated to withdrawing participants at December 31, 2004	(630,153)	—

Less: Interest receivable	(104,029)	—

Less: Assets transferred from other qualified plans	(20,138,491)	(44,650,559)

Net income per Form 5500	$135,010,810	$199,184,216

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$117,731,312	$114,032,289

Plus: Amounts allocated to withdrawing participants at December 31, 2004	630,153	—

Less: Corrective distributions	—	(478,872)

Benefits paid to participants per Form 5500	$118,361,465	$113,553,417

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, 2004, but not yet paid at that date.

Cardinal Health Profit Sharing, Retirement and Savings Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *
December 31, 2004

EIN: 31-0958666	Plan Number: 059

(a)	(b)	(c)	(e)
	Identity of issuer,	Description of investment including
	borrower, lessor or	maturity date, rate of interest, maturity
	similar party	or par value	Current value

	Loans:
* *	Participant loans	Interest rates ranging from 4.0% to 10.5% with varying maturity dates through 2019	$46,531,991

	Total		$46,531,991

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND
SAVINGS PLAN

Date: June 29, 2005	/s/ Susan Nelson

Susan Nelson
Financial Benefit Plans Committee Member